UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-24126

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: York Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

160 Broadway Floor 9, East Building
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pete Hoffman (Name) 212-668-8700 (Area Code – Telephone Number) PHoffman@acisecure.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH, LLP
(Name – if individual, state last, first, and middle name)

100 MOTOR PARKWAY, SUITE 580 (Address) HAUPPPAUGE (City) NY (State) 11788 (Zip Code)

03/04/2009 (Date of Registration with PCAOB)(if applicable) 3370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Corcoran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of York Securities Inc., as of June 30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Isabelle Jennings
Notary Public, State of New York
Reg. No. 01JE6430475
Qualified in Suffolk County
Commission Expires March 14, 2026

Sworn to before me 28 August, 2023

Isabelle Jennings

Notary Public

Signature: David W. Co

Title:
Manager

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

York Securities, Inc.

Financial statement and Supplementary Information

For the period January 1, 2022 through June 30, 2023

Together with the report of Independent Public Registered Accounting Firm

York Securities, Inc.

Contents
For the period January 1, 2022 through June 30, 2023

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
York Securities, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of York Securities, Inc. (the "Company") as of June 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of York Securities, Inc. as of June 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as York Securities, Inc.'s auditor since 2023.

Hauppauge, New York
August 28, 2023

Nawrocki Smith LLP

York Securities, Inc.

Statement of Financial Condition
June 30, 2023

ASSETS		
Cash	$	23,724
Securities owned, at fair value		2,322,382
Prepaid expenses and other assets		27,604
Loan receivable - Stockholder		110,000
Operating Lease Right-to-use assets		23,689
TOTAL ASSETS	$	2,507,399
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Due to clearing Firm	$	152,770
Accounts payable and accrued expenses		29,720
Operating lease liabilities		23,689
TOTAL LIABILITIES		206,179
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding		200,000
Additional paid-in capital		425,926
Retained earnings		1,675,294
Total stockholder's equity		2,301,220
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	2,507,399

See Report of Independent Registered Public Accounting Firm and
Notes to Financial statement.

Notes to Financial statement
For the period January 1, 2022 through June 30, 2023

1. Organization and Nature of Business

York Securities, Inc. (The “Company”) is primarily a discount securities broker registered with the U.S. Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority. The Company’s customers are located throughout the United States.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company’s activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) as a result of the Company clearing all transactions on behalf of customers, on a fully disclosed basis with a clearing broker/dealer.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Securities Transactions

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are carried at their fair value.

d) Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and margin interest income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints should be applied due to uncertain future events.

Commissions

The Company buys and sells equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Notes to Financial statement
For the period January 1, 2022 through June 30, 2023

d) Revenue Recognition (continued)

Margin Interest Income

Margin interest income represents interest charges to customers by the Company's clearing broker dealer and rebated to the Company for amounts in excess of certain rates.

e) Credit Losses

The Company has evaluated due from brokers and concluded that there is no need to establish an allowance for credit losses

f) Income Taxes

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on their respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

The Company recognizes the tax benefit of any uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities.
The Company did not have material unrecognized tax benefits as of June 30,2023 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of June 30,2023, the Company has no accrued interest or penalties associated with uncertain tax positions.

g) Fair Value

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

Level 2 - Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates and similar data.

Level 3 - Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company’s own assumptions about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

g) Fair Value (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at June 30,2023:

Assets	Level 1	Level 2	Level 3	Total
Treasuries	$ 1,593,977	$ -	$ -	$ 1,593,97
Equities	716,235		12,170	728,40
	$ 2,310,212	$ -	$ 12,170	$ 2,322,38

Investments in securities listed on a national exchange are valued at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by management in accordance with US GAAP. The resulting unrealized gains and losses are reflected in the statement of income. Realized gains and losses from securities transactions are determined on the basis of identified cost.

The Company had $12,170 in non marketable securities at June 30, 2023, a decrease of $1,274 from December 31, 2021.

h) Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. actual results could differ from those estimates.

3. Due To Clearing Broker

Pursuant to an agreement with a clearing broker, the Company is required to maintain a clearing deposit of $250,000. As of June 30,2023, the clearing deposit was $1,598,520, comprised of $4,543 cash included in due to clearing firm and $1,593,977 in Treasuries included in Securities owned at fair value which is included on the accompanying statement of financial condition.

4. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

5. Commitments and Contingencies

In March 2023 the Company entered into a new lease agreement for their NYC office space commencing May 2023 and expiring April 30, 2024. The lease calls for fixed monthly rent payments, with annual rent escalations throughout the lease term.
Future minimum rental payments, subject to escalation are as follows:

Years Ending December 31,	Total Commitments
2023	14,499
2024	9,760
	$24,259
Present value of future payments	(570)
Total	$23,689

The lease has been guaranteed by the shareholder. Rent expense for the period ended June 30, 2023 was approximately $64,108.

Pursuant to FASB standard 842, regarding leases, which took effect as of the first day of the fiscal year after December 15, 2018, the Company has reflected right-of-use assets in the amount of approximately $23,689, and lease liabilities in the amount of approximately $23,689. There is no material impact to the Company’s net capital, as the right-of-use asset is allowable to the extent of an offsetting lease lability.

6. Financial Instruments with Off-Balance Sheet Credit Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization and/or other counterparty with which it conducts business.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At June 30,2023, the Company had net capital of $1,950,733 which was $1,850,733 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 9.35%.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between July 1, 2023 and August 28, 2023, which is the date the financial statement were available to be issued, for possible disclosure and recognition in the financial statement.